2022 Annual Report

The 3 Circles image on the cover hangs in our Grand Chute branch, located in a region of Wisconsin known as the Paper Valley. This region is where many paper mills started and where some still operate. The economy flourished in this area because of the paper industry. As a nod to this region, we made the 3 Circles from virgin pulp—one of the main natural resources for making paper. The pulp is set dimensionally on a photo of the Fox River, the location of many of the first paper mills. The 3 Circles represents a visual image of Nicolet’s purpose—to serve our customers, employees, and shareholders in a manner that creates shared success. Thank you to our customers CoLab and Kris Maz, for their inspiration, design, and production.

Dear Shareholders, Before we dive into the annual letter, we want to level set expectations of our responsibilities to our readers. Each year we strive to provide meaningful insight into the numbers that appear in the annual report. As a bank, we are awash with numbers, but the WHY behind them is important to us as founders and shareholders. erefore, we choose to start this letter by taking you back 22 years to our rst annual letter to set the foundation for what is to come. In our rst annual report letter, we said we founded the bank because there was an extraordinary opportunity for a highly focused community bank. is entrepreneurial insight became our belief that was later validated in our initial meetings with prospective customers and shareholders. e directive we heard and felt focused more on building a great community bank that emphasized relationships and serving the community over simply a return on investment. We still see that opportunity today, and our actions continue to deliver on that initial directive. In this letter, we will concentrate on three basic topics. First, we will review the nancial highlights from 2022. We will next summarize the purpose and the strategic signicance of our investment in dramatic growth. We will then close with some comments on the extraordinarily turbulent economic environment as it has evolved from the early stimulus period brought by the pandemic into the recent period of historically aggressive rapid rate increases as the Fed struggles to throttle ination. 2022 FINANCIAL RESULTS We have always assessed our nancial performance based on nancial results centered around three main categories: growth, quality (or “soundness”), and earnings. While there are myriad nancial metrics, ratios, and statistics banks can be measured by, we believe these three areas encompass the core of what we want to achieve each year-a growth-oriented, highly protable community bank with a strong balance sheet that can withstand all economic environments. Growth: e period spanning 2021 and 2022 was a period of rapid growth in size and protability. Assets nearly doubled from $4.6 billion at the end of 2020 to $8.8 billion at year-end 2022. Net Income increased 57% from $60.1 million in 2020 to $94.3 million in 2022. Organic loan growth grew by 14% last year-something we haven’t seen in more than a decade. In 2022, Wealth Management increased net new assets by $624 million, and assets under management grew by 8%, which is impressive considering the overall underperformance in the stock market. In our Retail Banking area, we increased new deposit relationships by more than 7% in 2022. Quality: Despite the media’s constant reminder of an impending recession, or how many economists believe the Fed’s recent actions are surely going to cause our economy to decline, our credit quality continues to remain strong. Nonperforming loans to total assets were 0.46% at the end of 2022 versus 0.73% twelve months prior. is ratio directly reects our culture of strong bankers having real conversations with high-quality customers. Our customers remain resilient in the face of higher input costs, employee shortages, and ongoing supply chain issues. While 2023 may bring some relief in these areas, we understand what keeps our customers up at night and commit to working with them through turbulent times. Sh a r e h o l d e r s' L e t t e r

Dear Shareholders, Before we dive into the annual letter, we want to level set expectations of our responsibilities to our readers. Each year we strive to provide meaningful insight into the numbers that appear in the annual report. As a bank, we are awash with numbers, but the WHY behind them is important to us as founders and shareholders. erefore, we choose to start this letter by taking you back 22 years to our rst annual letter to set the foundation for what is to come. In our rst annual report letter, we said we founded the bank because there was an extraordinary opportunity for a highly focused community bank. is entrepreneurial insight became our belief that was later validated in our initial meetings with prospective customers and shareholders. e directive we heard and felt focused more on building a great community bank that emphasized relationships and serving the community over simply a return on investment. We still see that opportunity today, and our actions continue to deliver on that initial directive. In this letter, we will concentrate on three basic topics. First, we will review the nancial highlights from 2022. We will next summarize the purpose and the strategic signicance of our investment in dramatic growth. We will then close with some comments on the extraordinarily turbulent economic environment as it has evolved from the early stimulus period brought by the pandemic into the recent period of historically aggressive rapid rate increases as the Fed struggles to throttle ination. 2022 FINANCIAL RESULTS We have always assessed our nancial performance based on nancial results centered around three main categories: growth, quality (or “soundness”), and earnings. While there are myriad nancial metrics, ratios, and statistics banks can be measured by, we believe these three areas encompass the core of what we want to achieve each year-a growth-oriented, highly protable community bank with a strong balance sheet that can withstand all economic environments. Growth: e period spanning 2021 and 2022 was a period of rapid growth in size and protability. Assets nearly doubled from $4.6 billion at the end of 2020 to $8.8 billion at year-end 2022. Net Income increased 57% from $60.1 million in 2020 to $94.3 million in 2022. Organic loan growth grew by 14% last year-something we haven’t seen in more than a decade. In 2022, Wealth Management increased net new assets by $624 million, and assets under management grew by 8%, which is impressive considering the overall underperformance in the stock market. In our Retail Banking area, we increased new deposit relationships by more than 7% in 2022. Quality: Despite the media’s constant reminder of an impending recession, or how many economists believe the Fed’s recent actions are surely going to cause our economy to decline, our credit quality continues to remain strong. Nonperforming loans to total assets were 0.46% at the end of 2022 versus 0.73% twelve months prior. is ratio directly reects our culture of strong bankers having real conversations with high-quality customers. Our customers remain resilient in the face of higher input costs, employee shortages, and ongoing supply chain issues. While 2023 may bring some relief in these areas, we understand what keeps our customers up at night and commit to working with them through turbulent times. 3

Earnings: As we have said in the past, the most meaningful measure of protability is our growth in Earnings Per Share (EPS). Since the number of outstanding shares can and has increased, it is best to assess the earnings attributable to an individual share. From 2020 to 2022, EPS increased 15% from $5.70 to $6.56. ere are many moving parts within these numbers, including all the “noise” that comes with the one-time merger related costs of acquisitions (severance, contract termination fees, advisory fees, and all those merger accounting adjustments we are required to record). At the announcement of each acquisition, we announce the approximate EPS “accretion” we expect, or how much higher our EPS may be with the deal than without it. Just like forecasting the weather, it is dicult to see what the future may hold, but our nancial models tend to get us close. We are condent those EPS targets are being achieved but are only partially visible in the reported nancial statements given what has transpired in the market over the last year. STRATEGIC GROWTH Nicolet has been a very high-growth company since our inception. While acquisitions have been the focus of our growth during the last 10 years, we have always executed very well on organic growth. is organic growth is achieved by earning the business of new customers and supporting the growth of existing customers. Our early years of 2000 to 2008 were all about building a base of quality business as we grew from $0 to just under $700 million in assets. e quality of this customer base has always served us well and was especially important during the Great Recession of 2008 to 2012. We emerged from the nancial crisis very well-positioned to take advantage of opportunities we knew would be coming. Still, we always focused on growing by providing superior service to existing and new customers in our local markets. We approximately doubled the size of Nicolet from 2012 through 2014, primarily by purchasing banks considered the “lead local” community banks in their geography. Generally, the leadership and employees aligned with our vision of mattering to the communities we serve. During this time, we were able to continue to sustain organic market share growth and generate strong earnings and capital. From 2016 to 2017, we also doubled the size of the bank largely through a merger of equals. e acquired growth in this period was primarily about gaining scale and eciency through general economies of scale. rough this 2016 acquisition, we became a true public company that traded on a national stock exchange and began to see value being created in a premium stock price. e doubling and redoubling of the asset size in 2012 to 2017 also brought us additional valuable and sticky core deposits. ese acquired deposits strengthened our balance sheet as core deposits outgrew even our strong loan growth. Embedded in the math behind the acquisitions was the belief that we would nd good people in each of these banks—people who were aligned with our purpose to serve and matter to our customers, communities, and each other, with the results of that service being the return we provide to shareholders. is foundational purpose resonated with many of the people who were at the banks we acquired, and they have become important to the continued success of Nicolet. e point of this history is to assure our newer shareholders that we have had a clear purpose for each of our acquisitions. e past two years is now the third period in which we have doubled the size of Nicolet in the past decade. ere are always surprises, but we have consistently achieved what we intended in each acquisition. While our strategy and math have always worked, what keeps us pointing true north is the unwavering commitment to matter to the people we serve, the places we live, and the people with whom we work. Acquisitions always create stress and disruption. Jobs are eliminated,

Earnings: As we have said in the past, the most meaningful measure of protability is our growth in Earnings Per Share (EPS). Since the number of outstanding shares can and has increased, it is best to assess the earnings attributable to an individual share. From 2020 to 2022, EPS increased 15% from $5.70 to $6.56. ere are many moving parts within these numbers, including all the “noise” that comes with the one-time merger related costs of acquisitions (severance, contract termination fees, advisory fees, and all those merger accounting adjustments we are required to record). At the announcement of each acquisition, we announce the approximate EPS “accretion” we expect, or how much higher our EPS may be with the deal than without it. Just like forecasting the weather, it is dicult to see what the future may hold, but our nancial models tend to get us close. We are condent those EPS targets are being achieved but are only partially visible in the reported nancial statements given what has transpired in the market over the last year. STRATEGIC GROWTH Nicolet has been a very high-growth company since our inception. While acquisitions have been the focus of our growth during the last 10 years, we have always executed very well on organic growth. is organic growth is achieved by earning the business of new customers and supporting the growth of existing customers. Our early years of 2000 to 2008 were all about building a base of quality business as we grew from $0 to just under $700 million in assets. e quality of this customer base has always served us well and was especially important during the Great Recession of 2008 to 2012. We emerged from the nancial crisis very well-positioned to take advantage of opportunities we knew would be coming. Still, we always focused on growing by providing superior service to existing and new customers in our local markets. We approximately doubled the size of Nicolet from 2012 through 2014, primarily by purchasing banks considered the “lead local” community banks in their geography. Generally, the leadership and employees aligned with our vision of mattering to the communities we serve. During this time, we were able to continue to sustain organic market share growth and generate strong earnings and capital. From 2016 to 2017, we also doubled the size of the bank largely through a merger of equals. e acquired growth in this period was primarily about gaining scale and eciency through general economies of scale. rough this 2016 acquisition, we became a true public company that traded on a national stock exchange and began to see value being created in a premium stock price. e doubling and redoubling of the asset size in 2012 to 2017 also brought us additional valuable and sticky core deposits. ese acquired deposits strengthened our balance sheet as core deposits outgrew even our strong loan growth. Embedded in the math behind the acquisitions was the belief that we would nd good people in each of these banks—people who were aligned with our purpose to serve and matter to our customers, communities, and each other, with the results of that service being the return we provide to shareholders. is foundational purpose resonated with many of the people who were at the banks we acquired, and they have become important to the continued success of Nicolet. e point of this history is to assure our newer shareholders that we have had a clear purpose for each of our acquisitions. e past two years is now the third period in which we have doubled the size of Nicolet in the past decade. ere are always surprises, but we have consistently achieved what we intended in each acquisition. While our strategy and math have always worked, what keeps us pointing true north is the unwavering commitment to matter to the people we serve, the places we live, and the people with whom we work. Acquisitions always create stress and disruption. Jobs are eliminated, 5 core systems are integrated, and the signs change on the rst day. Employees, communities, and customers are paying attention to our actions rather than our words. We are clear and quick about the changes we make and are consistently transparent about why and how this change is happening. Most of these acquisitions are in smaller cities, where people know each other. We don’t promise comfort and security but oer opportunity and growth. Some people need time to sort out if they can and want to opt into the culture and strategy. We always need good people, but Nicolet is not always an easy place to work. ose who trust the culture and put into action a servant mindset nd an extraordinary level of satisfaction and joy in working with people to make a dierence. Customers can tell when people are proud and happy to work together on their behalf. In nearly every market we have entered through acquisition, a two-year look-back has typically shown market share growth. Our acquisition of Charter Bankshares, Inc. (Charter Bank) was a perfect example of that fair deal. We closed on the acquisition of this privately held, well-run, commercially oriented bank in August 2022. It commands the lead local position in the vibrant city of Eau Claire in northwestern Wisconsin and brought us into the far southwest suburbs of the Twin Cities. e economics of this transaction were based on the strength of our currency, the focused performance of the bank, cost takeouts, and the strategic relevance of the Eau Claire market. Over our long careers in this region, we have learned much about how and how not to acquire banks. Successful acquisitions require great clarity of purpose, negotiating a fair deal, clear and consistent communication, and rapid execution. Successful cultural integration requires both urgency and a deep understanding of people, but it doesn’t happen in six months. We acquire not just to get bigger but to get better. CURRENT ECONOMIC ENVIRONMENT We want to end this letter with a look at the current economic environment to understand the banking sector and Nicolet’s place in it. When we talk with analysts about Nicolet, a common theme is this: the analysts want to see what we’ve built once the dust settles. In short, with all the acquisitions and moving parts around the nancial data, what does Nicolet look like when things are “normal”? It’s a great question, but it’s clear that the banking sector is experiencing anything but normal right now. e scale of federal stimulus during the pandemic has aptly been compared to that of World War II. In the second quarter of 2020, our balance sheet grew by more than 20%. On June 30, 2020, cash represented nearly 20% of our total assets. Nearly all our region’s employers functioned as essential businesses through the pandemic. ree of the key pillars of our regional economy-paper and wood ber production, food production, and recreation (along with businesses supporting these pillars)-thrived during these times. Our customer base stayed quite protable and simply left their cash in accounts. Labor supply was tight in our regions even before the pandemic due to a very high labor force participation. ere simply were not more people to draw into the workplace. Combine this with generous unemployment benets and global supply chain disruptions, and you get an imbalance between consumer demand and the productive capacity of our commercial customers. While labor costs, shipping costs, and supply chain disruptions drove up production costs, companies that could produce and deliver products enjoyed sucient pricing power to more than cover costs. As our customer base moved through 2022, production bottlenecks eased, and consumer demand slackened. Inventory turnover has slowed, and labor cost increases have as well. Consequently, the pricing power that suppliers enjoyed has also lessened.

core systems are integrated, and the signs change on the rst day. Employees, communities, and customers are paying attention to our actions rather than our words. We are clear and quick about the changes we make and are consistently transparent about why and how this change is happening. Most of these acquisitions are in smaller cities, where people know each other. We don’t promise comfort and security but oer opportunity and growth. Some people need time to sort out if they can and want to opt into the culture and strategy. We always need good people, but Nicolet is not always an easy place to work. ose who trust the culture and put into action a servant mindset nd an extraordinary level of satisfaction and joy in working with people to make a dierence. Customers can tell when people are proud and happy to work together on their behalf. In nearly every market we have entered through acquisition, a two-year look-back has typically shown market share growth. Our acquisition of Charter Bankshares, Inc. (Charter Bank) was a perfect example of that fair deal. We closed on the acquisition of this privately held, well-run, commercially oriented bank in August 2022. It commands the lead local position in the vibrant city of Eau Claire in northwestern Wisconsin and brought us into the far southwest suburbs of the Twin Cities. e economics of this transaction were based on the strength of our currency, the focused performance of the bank, cost takeouts, and the strategic relevance of the Eau Claire market. Over our long careers in this region, we have learned much about how and how not to acquire banks. Successful acquisitions require great clarity of purpose, negotiating a fair deal, clear and consistent communication, and rapid execution. Successful cultural integration requires both urgency and a deep understanding of people, but it doesn’t happen in six months. We acquire not just to get bigger but to get better. CURRENT ECONOMIC ENVIRONMENT We want to end this letter with a look at the current economic environment to understand the banking sector and Nicolet’s place in it. When we talk with analysts about Nicolet, a common theme is this: the analysts want to see what we’ve built once the dust settles. In short, with all the acquisitions and moving parts around the nancial data, what does Nicolet look like when things are “normal”? It’s a great question, but it’s clear that the banking sector is experiencing anything but normal right now. e scale of federal stimulus during the pandemic has aptly been compared to that of World War II. In the second quarter of 2020, our balance sheet grew by more than 20%. On June 30, 2020, cash represented nearly 20% of our total assets. Nearly all our region’s employers functioned as essential businesses through the pandemic. ree of the key pillars of our regional economy-paper and wood ber production, food production, and recreation (along with businesses supporting these pillars)-thrived during these times. Our customer base stayed quite protable and simply left their cash in accounts. Labor supply was tight in our regions even before the pandemic due to a very high labor force participation. ere simply were not more people to draw into the workplace. Combine this with generous unemployment benets and global supply chain disruptions, and you get an imbalance between consumer demand and the productive capacity of our commercial customers. While labor costs, shipping costs, and supply chain disruptions drove up production costs, companies that could produce and deliver products enjoyed sucient pricing power to more than cover costs. As our customer base moved through 2022, production bottlenecks eased, and consumer demand slackened. Inventory turnover has slowed, and labor cost increases have as well. Consequently, the pricing power that suppliers enjoyed has also lessened. 7

e Federal Reserve has belatedly awakened to the reality of ination even as the ination outlook seems to improve. at the Fed and other policy experts insisted that ination was not a serious concern until 2022 is inexplicable. Instead of looking at complicated charts and data, they might have simply considered what inevitably happens when so much money is generously infused into the system. e resulting rapid ination was predictable to even a rst-year economics student. Consensus forecasts call for ination to subside and the Fed to lighten up in late 2023. Unfortunately, the consensus of experts seems to be increasingly unreliable. Sudden and pronounced policy changes aect the banking industry and our bank. For much of the past two years, through mid-2022, we carried all the surplus cash of our customers with little ability to reinvest those funds. In the last several months, we increased deposit rates as the Fed raised rates. As we enter 2023, we and the rest of the banking industry are experiencing signicant margin compression as customers deploy funds into higher interest-bearing accounts and investments. While the rates we receive on loans have also increased, the interest income we receive from loans takes time to increase, as more than 70% of our loans are xed rate, meaning they reprice when they mature. roughout 2022, investment markets have disfavored bank stocks. e S&P Regional Bank index was down more than 17% last year. e market sentiment reects concern about recessionary credit problems for banks. We and our most respected peer banks have seen no indication of deteriorating credit conditions in our customer base to date. Nearly all our customers are coming o several very strong years. ey are seeing margin pressure, and so are we. Customers have low leverage, relatively strong prots, liquidity, and real equity. Nationally, there are signs of some stress in consumer lending (credit cards) and certain real estate sectors (i.e., oce buildings). is is not evident in our customer base because we do little consumer lending (especially higher-risk lending). Our regional real estate exposure does not follow national trends. Our investment real estate exposure is small and focuses on customers with real equity and cash ow. A prolonged recession certainly could aect credit quality. We simply don’t see this evident in our customers, and we are condent in the resilience we and they have demonstrated over the last 22 years should conditions deteriorate. In the early months of the year, we spent time with other banks and bank investors. ere is real concern about interest margins dampening bank protability, and there is evidence of that in our experience. While we are subject to the same economic conditions as our competitors, we by no means use this as a way to excuse any performance. We will continue to control what we can control and own every decision that we make. We are very condent about our future. is condence rests on the quality of our people, our customers, and the core ideas that guide our daily actions. We know the people and the places we serve. We know that we matter to our customers, we matter to our communities, and we matter to each other. Robert B. Atwell Michael E. Daniels

e Federal Reserve has belatedly awakened to the reality of ination even as the ination outlook seems to improve. at the Fed and other policy experts insisted that ination was not a serious concern until 2022 is inexplicable. Instead of looking at complicated charts and data, they might have simply considered what inevitably happens when so much money is generously infused into the system. e resulting rapid ination was predictable to even a rst-year economics student. Consensus forecasts call for ination to subside and the Fed to lighten up in late 2023. Unfortunately, the consensus of experts seems to be increasingly unreliable. Sudden and pronounced policy changes aect the banking industry and our bank. For much of the past two years, through mid-2022, we carried all the surplus cash of our customers with little ability to reinvest those funds. In the last several months, we increased deposit rates as the Fed raised rates. As we enter 2023, we and the rest of the banking industry are experiencing signicant margin compression as customers deploy funds into higher interest-bearing accounts and investments. While the rates we receive on loans have also increased, the interest income we receive from loans takes time to increase, as more than 70% of our loans are xed rate, meaning they reprice when they mature. roughout 2022, investment markets have disfavored bank stocks. e S&P Regional Bank index was down more than 17% last year. e market sentiment reects concern about recessionary credit problems for banks. We and our most respected peer banks have seen no indication of deteriorating credit conditions in our customer base to date. Nearly all our customers are coming o several very strong years. ey are seeing margin pressure, and so are we. Customers have low leverage, relatively strong prots, liquidity, and real equity. Nationally, there are signs of some stress in consumer lending (credit cards) and certain real estate sectors (i.e., oce buildings). is is not evident in our customer base because we do little consumer lending (especially higher-risk lending). Our regional real estate exposure does not follow national trends. Our investment real estate exposure is small and focuses on customers with real equity and cash ow. A prolonged recession certainly could aect credit quality. We simply don’t see this evident in our customers, and we are condent in the resilience we and they have demonstrated over the last 22 years should conditions deteriorate. In the early months of the year, we spent time with other banks and bank investors. ere is real concern about interest margins dampening bank protability, and there is evidence of that in our experience. While we are subject to the same economic conditions as our competitors, we by no means use this as a way to excuse any performance. We will continue to control what we can control and own every decision that we make. We are very condent about our future. is condence rests on the quality of our people, our customers, and the core ideas that guide our daily actions. We know the people and the places we serve. We know that we matter to our customers, we matter to our communities, and we matter to each other. Robert B. Atwell Michael E. Daniels 9

Mike and Bob 11

• Board of Directors •

Marcia M. Anderson
Major General (Retired) U. S. Army

Robert Atwell
Executive Chairman, Nicolet Bankshares, Inc.

Héctor Colón
President & CEO, Lutheran Social Services of Wisconsin & Upper Michigan, Inc.

Michael Daniels
President and Chief Executive Officer, Nicolet Bankshares, Inc.

Lynn Davis, Ph.D.
Founding Partner at Nutrition Professionals, Inc., Quality Roasting, Inc. and Breeze Dairy Group, LLC

John Dykema
President and Owner, Campbell Wrapper Corp and Circle Packaging Machinery, Inc.

Chris Ghidorzi
President of Property Development, Ghidorzi Companies

Andrew Hetzel, Jr.
CEO, FyterTech Nonwovens LLC

Brenda Johnson
Former Chairman Charter Bankshares, Inc.

Ann Lawson
Retired CFO, Nicolet Bankshares, Inc.

Donald Long, Jr.
Former Owner and CEO, Century Drill and Tool Co., Inc.

Dustin McClone
President and CEO, McClone Insurance Group

Susan Merkatoris
Certified Public Accountant, Owner and Managing Member, Larboard Enterprises, LLC

Pierce Smith
Board of Directors of Menasha Corporation

Paul Tobias
Former Chairman and Chief Executive Officer of Mackinac Financial Corporation and Former Executive Chairman of mBank

Robert Weyers
Owner, Commercial Horizons, Inc.

• Nicolet Bankshares, Inc. Officers •

Robert Atwell
Executive Chairman

Michael Daniels
President and Chief Executive Officer

H. Phillip Moore, Jr.
Chief Financial Officer

Eric Witczak
Executive Vice President and Secretary

• Nicolet National Bank Executive Officers •

Robert Atwell
Executive Chairman

Michael Daniels
President and Chief Executive Officer

Brad Hutjens
Executive Vice President, Chief Credit Officer, Compliance and Risk Manager

Patrick Madson
Senior Vice President, Wealth Management

H. Phillip Moore, Jr.
Chief Financial Officer

Eric Witczak
Executive Vice President, Chief Operating Officer

13

Nicolet Bankshares, Inc. (In thousands, except per share data) Years Ended December 31, Condensed Consolidated Statements of Income 2022 2021 % Change Net interest income $239,961 $157,955 52% Provision for credit losses 11,500 14,900 -23% Noninterest income 57,920 67,364 -14% Noninterest expense 160,644 129,297 24% Income before income tax expense 125,737 81,122 55% Income tax expense 31,477 20,470 54% Net income $94,260 $60,652 55% Diluted earnings per common share $6.56 $5.44 21% Return on average assets 1.20% 1.15% 0.05% Return on average tangible common equity* 17.96% 14.74% 3.22% Eciency ratio 54.15% 58.20% -4.05% F i n a n c i a l s Return on Tangible Common Equity* 2019 0.0% 2.5% 5.0% 7.5% 10.0% 12.5% 15.0% 17.5% 20.0% 22.5% Adjusted Return on Average Tangible Common Equity* Return on Average Tangible Common Equity 2020 2021 2022 Loan Growth ($ in billions) 2019 $0.0 $1.0 $2.0 $3.0 $4.0 $5.0 $6.0 $7.0 Organic Loans 2020 2021 2022 Acquired & PPP Loans * Return on average tangible common equity and tangible book value are non-GAAP measures that exclude goodwill and other intangibles. Adjusted return on average tangible common equity removes certain one-time merger-related expenses and asset gains/losses.

Nicolet Bankshares, Inc. (In thousands, except per share data) At December 31, Condensed Consolidated Balance Sheets 2022 2021 % Change Cash and cash equivalents $154,723 $595,292 -74% Securities 1,596,746 1,573,464 1% Loans, net 6,118,670 4,572,164 34% Goodwill and other intangibles 402,438 339,492 19% All other assets 491,392 614,625 -20% Total assets $8,763,969 $7,695,037 14% Deposits $7,178,921 $6,465,916 11% Wholesale funding 542,342 216,915 150% Other liabilities 70,177 120,315 -42% Common equity 972,529 891,891 9% Total liabilities and stockholders' equity $8,763,969 $7,695,037 14% F i n a n c i a l s 15 Book Value Per Share 2019 $0.00 $10.00 $20.00 $30.00 $40.00 $50.00 $60.00 $70.00 Tangible Book Value per Share* Book Value per share 2020 2021 2022 Asset Quality 2019 0.00% 0.10% 0.20% 0.30% 0.40% 0.50% 0.60% 0.70% 0.80% 0.90% 1.00% Net Charge-Offs / Average Loans Nonperforming Assets / Total Assets 2020 2021 2022

$8,763,969 $7,695,037 $94,260 $60,652 $99,161 $73,263 14,691 14,095 $6.56 $5.44 $6.90 $6.57 2022 PERFORMANCE METRICS COMPARED TO YEAR END 2021 ASSETS NET INCOME (GAAP) ADJUSTED NET INCOME (NON-GAAP)** SHARES OUTSTANDING EARNINGS PER DILUTED COMMON SHARE ADJUSTED EARNINGS PER DILUTED COMMON SHARE (NON-GAAP)** ** Adjusted net income and Adjusted diluted earnings per common share are non-GAAP calculations that remove certain one-time merger-related expenses and asset gains/losses.

Nicolet Bank has now completed a full year of serving the former customers of County Bancorp, Inc., after closing that acquisition in December 2021. Many of those customer relationships are agricultural. Agricultural banking is a relatively new endeavor for Nicolet Bank. I came over to the Nicolet Board of Directors after serving as a director of County Bancorp for eight years. County Bancorp was the largest agricultural banking institution in Wisconsin, and my early observations are that Nicolet Bank has successfully transitioned the former agricultural banking team and agricultural customers at County Bancorp into the Nicolet Bank culture with an impressive retention rate of both. Working as a consultant to dairy farmers for nearly forty years and having been part of an ownership group of large dairy farms in Wisconsin for twenty years has given me a front row seat to observe and Last year in our annual report letter, we talked about jumping headfirst into the agriculture banking business. This year, we decided to take a deeper dive into this area. We are fortunate to have Lynn Davis, a recognized expert in this field, as a board member. Lynn was kind enough to author the following for all of us. 17 participate in the rebuilding of a “tired” dairy production infrastructure that was, and is, in dire need of an upgrade. e ownership structure of our Wisconsin dairy farms hasn’t changed, with family corporations being the predominant component. e big changes have been in the professionalism of ownership and management, the detail of animal care and comfort, the responsible stewardship of the land base needed to support dairy production, implementation of risk management strategies for volatile commodity inputs and outputs, and the sheer size of modern dairy operations and their capital requirements. Carbon management is also a piece that the dairy production industry can impact with investment in animal waste management and cropping practices that mitigate carbon release into the environment. If one looks more closely at the modernization of the dairy production infrastructure in Wisconsin, one gets a solid sense as to why dairy producers are motivated to modernize. First and foremost, dairy producers are incentivized to have larger, modern dairy facilities to take advantage of the economies of scale and to provide cow friendly environments that facilitate high yield of high-quality milk, healthy animals, and an improved work environment for animal caretakers. From a business perspective, it also makes sense considering national per capita dairy product consumption has grown by 16% since 1975, when the USDA rst started tracking this. In 2021, per capita consumption of all dairy products set an all-time record, led by cheese, butter, and yogurt. Wisconsin is the leading producer of cheese in the US, with nearly 100 cheese manufacturers in the state, creating a competitive milk marketing environment that is advantageous to dairy producers. Additionally, Wisconsin has an abundant fresh water supply, a relatively cool climate that cows prefer, and adequate rainfall to produce forages that are the primary sources of feed stock for dairy cows. Additionally, the dairy industry is the number one GDP source in Wisconsin, so regardless of the political environment, its importance is recognized and supported. e successful track record set by County Bancorp for more than twenty years demonstrated opportunity with minimal risk in the agricultural sector. e business model of sending bankers with agricultural expertise to the farm gate to establish working and advisory roles with ownership was a novel approach created by County Bancorp that Nicolet Bank has now embraced, but with far greater nancial and human resources. is provides the ability to nance dairy operations of any size and to provide crop insurance and risk management services to its customers. Nicolet Bank is now the leader of the agricultural banking sector in Wisconsin. I’m pleased to report that the nancial support of the dairy production industry in Wisconsin is in good hands with Nicolet Bank.

participate in the rebuilding of a “tired” dairy production infrastructure that was, and is, in dire need of an upgrade. e ownership structure of our Wisconsin dairy farms hasn’t changed, with family corporations being the predominant component. e big changes have been in the professionalism of ownership and management, the detail of animal care and comfort, the responsible stewardship of the land base needed to support dairy production, implementation of risk management strategies for volatile commodity inputs and outputs, and the sheer size of modern dairy operations and their capital requirements. Carbon management is also a piece that the dairy production industry can impact with investment in animal waste management and cropping practices that mitigate carbon release into the environment. If one looks more closely at the modernization of the dairy production infrastructure in Wisconsin, one gets a solid sense as to why dairy producers are motivated to modernize. First and foremost, dairy producers are incentivized to have larger, modern dairy facilities to take advantage of the economies of scale and to provide cow friendly environments that facilitate high yield of high-quality milk, healthy animals, and an improved work environment for animal caretakers. From a business perspective, it also makes sense considering national per capita dairy product consumption has grown by 16% since 1975, when the USDA rst started tracking this. In 2021, per capita consumption of all dairy products set an all-time record, led by cheese, butter, and yogurt. Wisconsin is the leading producer of cheese in the US, with nearly 100 cheese manufacturers in the state, creating a competitive milk marketing environment that is advantageous to dairy producers. Additionally, Wisconsin has an abundant fresh water supply, a relatively cool climate that cows prefer, and adequate rainfall to produce forages that are the primary sources of feed stock for dairy cows. Additionally, the dairy industry is the number one GDP source in Wisconsin, so regardless of the political environment, its importance is recognized and supported. e successful track record set by County Bancorp for more than twenty years demonstrated opportunity with minimal risk in the agricultural sector. e business model of sending bankers with agricultural expertise to the farm gate to establish working and advisory roles with ownership was a novel approach created by County Bancorp that Nicolet Bank has now embraced, but with far greater nancial and human resources. is provides the ability to nance dairy operations of any size and to provide crop insurance and risk management services to its customers. Nicolet Bank is now the leader of the agricultural banking sector in Wisconsin. I’m pleased to report that the nancial support of the dairy production industry in Wisconsin is in good hands with Nicolet Bank. 19

Shareholder Info

ANNUAL MEETING
Shareholders' Meeting – Monday, May 15, 2023 (5:00 p.m.)
Meyer Theatre
117 South Washington Street / Green Bay, WI 54301

INDEPENDENT AUDITOR
FORVIS, LLP (Formerly BKD, LLP)
910 E. St. Louis Street / Suite 200 / Springfield, MO 65801

TRANSFER AGENT
Computershare
C/O Shareholder Services
P.O. Box 43006 / Providence, RI 02940-3006, United States

OVERNIGHT DELIVERY
Computershare
C/O Shareholder Services
150 Royall Street / Suite 101 / Canton, MA 02021, United States

Shareholder website:
www.computershare.com/investor

Shareholder online inquiries:
https://www-us.computershare.com/investor/Contact
Toll free in the US/Canada: 888.294.8217 / Outside the US: 781.575.3120
Fax: 312.604.2312

21

Forward-looking Statements Statements made in this Annual Report which are not purely historical are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. This includes any statements regarding management’s plans, objectives, or goals for future operations, products or services, and forecasts of its revenues, earnings, or other measures of performance. Such forward-looking statements may be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects,” “potential,” “plan,” “outlook,” “would”, “should,” “could,” “will,” “may,” or similar expressions. Forward-looking statements speak only as of the date they are made and Nicolet Bankshares, Inc. (“Nicolet”) has no duty to update forward-looking statements. Forward-looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties. Actual results may differ materially from those contained in the forward-looking statements. Factors which may cause actual results to differ materially from those contained in such forward-looking statements include those identified in Nicolet’s most recent Form 10-K and subsequent SEC filings. 111 N. Washington Street / P.O. Box 23900 / Green Bay, WI 54305-3900 920-430-1400 / 1-800-369-0226 www.nicoletbank.com